Exhibit (a)(5)(iv)

[EMAIL COMMUNICATION TO EMPLOYEES OF

GP STRATEGIES CORPORATION]

GP STRATEGIES TENDER OFFER

September 2, 2014

GP Strategies issued a press release this morning announcing a tender offer to purchase up to $80 million in value of shares of its common stock at a price within the range of $26.00 to $29.00 per share. A tender offer is a public, open offer to a company’s stockholders to tender their stock for sale at a specified price for a specified period of time. A copy of the press release with further details regarding the tender offer is attached.

GP Strategies is making the tender offer because:

•	it provides our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect;
•	its management and Board of Directors believe that it is a prudent use of the Company’s financial resources given GP Strategies’ business profile, assets and current market price;
•	it expresses GP Strategies’ confidence in its business, market position and the long-term growth potential of its industry;
•	it is an element of GP Strategies’ overall plan to return capital to its stockholders and enhance stockholder value as GP Strategies realizes the potential of the strategic initiatives it is making in the business and deploys its capital resources and balance sheet to maximize return; and
•	it provides stockholders with an opportunity to obtain liquidity with respect to their investment in GP Strategies without potential disruption to the share price (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price).

Following the tender offer, GP Strategies will continue as a public company. The tender offer will not impact the Company’s corporate structure or ongoing business operations.

You may participate in the tender offer if you hold:

(1)	GP Strategies common stock outright (whether you hold the shares through a broker or by holding a stock certificate);
(2)	an interest in the unitized fund holding GP Strategies common stock in the GP Retirement Savings Plan (the “Retirement Plan”); or
(3)	options to purchase GP Strategies common stock that are vested or will vest on or prior to the expiration date of the tender offer. If you are a holder of vested options to purchase shares, subject to Company policies and practices, you may exercise your vested options and tender such shares in the tender offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason. Please note that shares of restricted stock that have not vested before the tender offer expires are not eligible for the tender offer.

If you hold shares of common stock in GP Strategies Corporation, either directly or indirectly based on your interest in the unitized fund holding of GP Strategies common stock in the Retirement Plan, you will soon receive materials with further details regarding the tender offer and instructions on how to tender your shares if you choose to do so (with special instructions for participants in the Retirement Plan). Each individual will need to come to his or her own determination as to whether to participate in the tender offer. Although GP Strategies’ Board of Directors approved making the offer, neither GP Strategies nor the Board is making any recommendation as to whether holders should participate. You should carefully review the tender offer materials and discuss the tender offer with your tax and other personal advisors before deciding whether to participate. In addition, GP Strategies is not rendering any tax advice in connection with the offer.

If you have any questions regarding the tender offer, please contact MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885. If you have any questions about your holdings in the GP Retirement Savings Plan, please contact Putnam Investments at (888) 411-4015.